PULSE BIOSCIENCES, INC.

3957 Point Eden Way

Hayward, California 94545

(510) 906-4600

April 4, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-278322
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-278322) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on April 8, 2024, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Adam Finerman, of Baker & Hostetler LLP, at (212) 589-4233 or afinerman@bakerlaw.com.

Very truly yours,

PULSE BIOSCIENCES, INC.

By:	/s/ Kevin P. Danahy
Name:	Kevin P. Danahy
Title:	President and Chief Executive Officer